UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BM Technologies, Inc.

201 King of Prussia Road, Suite 650

Wayne, Pennsylvania 19087

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

BM Technologies, Inc. (the “Company”) is unable to complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense as the Company requires additional time to complete the presentation of its consolidated financial statements and the analysis thereof. In addition, our independent registered public accounting firm, KPMG LLP, needs to complete its audit procedures after the Company completes the aforementioned tasks. The Company is working diligently to complete the presentation of its consolidated financial statements and to finalize all remaining supporting documentation requests so that the independent audit can be completed. The Company intends to file the Form 10-K within the fifteen calendar-day period permitted pursuant to Rule 12b-25.

In connection with its assessment of internal control over financial reporting as of December 31, 2023, Management has concluded that the Company’s internal control over financial reporting was not effective, as Management did not adequately design and implement effective control and monitoring activities to ensure the accuracy and completeness of the Company’s reported serviced deposit account balances. The Form 10-K will further describe this material weakness, and the steps the Company has and is taking to remediate this material weakness.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James Dullinger	877	327-9515
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BM TECHNOLOGIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	/s/ James Dullinger
James Dullinger
Chief Financial Officer

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